                              File Nos. 70-5543/70-6958
                                        70-7055/70-6513



                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                              Report

                  Pursuant to Rule 24 under the
            Public Utility Holding Company Act of 1935

                NEW ENGLAND ELECTRIC SYSTEM (NEES)
              NEW ENGLAND ENERGY INCORPORATED (NEEI)

  In accordance with the Orders of the Securities and Exchange Commission dated July 19, 1978, October 22, 1985, October 3, 1991 and December 8, 1987, following is a corrected report for the fourth quarter of 1996:

  For the purpose of this report and following the Commission's Order dated October 22, 1985 (Release No. 23873), references herein to "Old Program" relate to that portion of the NEEI oil and gas exploration and development program which consists of prospects entered into through December 31, 1983. Likewise, references to "New Program" relate to prospects entered into since December 31, 1983. In 1991, NEEI sold substantially all of the properties in the New Program. No new prospects have been acquired since December 31, 1986.

  a. Investment in partnerships by prospect:  See Exhibit a.

  b. Summary statement of proved and probable reserves:

      Old Program
      -----------
                                      Natural Gas
                     Oil and          -----------        Total
                    Condensate             Equivalent  Equivalent
                       Bbl.        MCF        Bbl.        Bbl.
                    ----------  ---------- ----------  ----------
Balance 9/30/96                 897,026 51,905,911  8,650,985   9,548,011
Additions & Revisions
 through 12/31/96                (9,756)           (2,499,980)   (416,664)           (426,420)
                              --------- ---------- ----------  ----------
Balance                         887,270 49,405,931  8,234,321   9,121,591
Production 4th Qtr.1996         (78,180)           (2,769,709)   (461,618)     (539,798)
                              --------- ---------- ----------  ----------
Balance 12/31/96                809,090 46,636,222  7,772,703   8,581,793

     New Program
     -----------

     None.

  c. Production and revenue by prospect:  See Exhibit c.

  d. Description of Operations:

     NEEI has participated through its partnership with Samedan Oil Corporation (Samedan) in drilling operations with the results as summarized below. Also shown are activities on properties acquired from a former partner, Dorchester Exploration, Inc. (Dorchester), prior to termination of that partnership. NEEI sold its remaining interests in "Dorchester" properties as of June 1, 1988.

     Old Program
     -----------
                                                  Since
                                        Quarter   Inception
                                        -------   ---------
        No. of dry holes
          Samedan                                    6          752
          Dorchester                                 0           51
                                                    --        -----
                                                     6          803
                                                    --        -----

        No. of productive wells
          Samedan                                   59        1,234*
          Dorchester                                 0           69*
                                                    --        -----
                                                    59        1,303*
                                                    --        -----

        No. of wells drilled                        65        2,106
        (both exploration and development)          --        -----

      * Includes depleted/sold wells as follows:

          Samedan                                   23          539
          Dorchester                                 0           69
                                                    --        -----
                                                    23          608
                                                    --        -----
        New Program
        -----------
        None.

                                     INVESTMENT
                                     ----------
                                                   Budget
                                                  Authorized
                                        Actual           By SEC
                           ---------------------------    ---------------

              Quarter                Twelve Months   Since 1/1/95      1995 - 1998
              ----------  -------------           ------------   --------------
      Samedan $4,713,489              $13,602,977 $19,019,855     $30,000,000 (A)

      (A) Authorized through December 31, 1998, by Order dated
          December 20, 1994 (Release No. 35-26197; 70-7055).

e.     Fuel Production, Sales and Other Income:
       Old Program:

       1. Sales to affiliates:

             There have been no direct sales of NEEI oil and gas production to affiliates.
                                    Quarter        Year        Inception
                                     Ended         Ended         Thru
                                    12/31/96      12/31/96 (1)  12/31/96
                                    --------     ---------     ---------
       2. Sales to nonaffiliates
            (Exhibit c.):
     Equivalent barrels of fuel
       produced                         539,799      2,426,135     50,776,029
     Average price per barrel      $      14.04   $      13.76 $        14.03
                                    -----------   ------------ --------------
       Sales revenues               $ 7,580,347   $ 33,394,732  $ 712,318,561

   3.                                     Loss to NEP              (2,295,106)         18,766,544         347,598,059

   4.                                     Flow through of excess deferred                 350,353           2,175,177     83,599,106
       taxes

   5.                                     Investment tax credit             -                   -          13,817,248

   6.                                     Depletion          -              -           6,740,318

   7.                                     Deferred tax related to reserve                       -                   -      9,080,000
       addition

   8.                                     Transfer of reserve (net) from                        -                   -      6,400,000
       NEES
                                    -----------   ------------ --------------
       Total                        $ 5,635,594   $ 54,336,453 $1,179,553,292
                                    -----------   ------------ --------------
   New Program:  None.


(1)  See note (1) under item f.

                                    -4-

                                    Quarter       Year       Inception
                                     Ended        Ended        Thru
                                   12/31/96      12/31/96 (1)      12/31/96
                                   --------     ---------    ---------

f. Credits applied to
     New England Power Company (NEP):

   1. Disposition of proceeds:
        Amortization of cost of
          fuel reserves            $1,498,674   $ 46,261,407     $1,079,038,351
         Production costs           2,382,069     4,427,976    82,437,448
         State taxes                1,754,851     2,447,151    11,399,826
         Savings to NEP                   -              -      8,701,242
         Royalty to NEP                   -              -      1,099,807
         Other                            -       1,199,919     1,265,391
                                   ----------   ------------     --------------
           Total                   $5,635,594   $ 54,336,453     $1,183,942,065
                                   ----------   ------------     --------------
      Net income/(loss)/retained   $        -   $          -     $   (4,388,773)
        deficit                    ----------   ------------     --------------

   2. Royalties prepaid to NEP:
       Beginning balance in account   $  342,312   $   342,312 $           -
                                      ----------   -------------------------
       Royalties/savings earned                -             -    (9,801,049)
       Royalties passed on to NEP              -             - 10,143,361 (2)
                                      ----------  ------------- -------------
       Ending balance in account      $  342,312  $    342,312 $                   342,312
                                      ----------  ------------ -------------

   3.                                      Losses to be passed on to NEP:
        Beginning balance in account $25,878,422  $ 43,731,259 $               -
                                     -----------  ------------ -------------
       Losses accrued                 (2,295,106)   18,766,544   347,598,058

       Losses passed on to NEP (3)    (4,816,772)  (43,731,259) (328,831,514)
                                     -----------  ------------  --------------

       Ending balance in account    $ 18,766,544  $ 18,766,544 $ 18,766,544
                                    ------------  ------------ -------------

     (1) In its original Rule 24 report filing with the SEC, NEEI had reflected the recognition of a $13 million adjustment recorded in 1996 which reduced its amortization expense to correct amounts recorded in the years 1990 through
         1996.  The adjustment resulted from an overstatement of NEEI's production figures used in its amortization calculations.  The following table shows the effects of this correction:


                                                                        Flow Through of
                                     Amortization                       Deferred Taxes
                                       (000's)                              (000's)
                                        ------------                    ---------------

     1996 Before Adjustment           $62,278                                $3,269
     Correction 1990-1996             (13,115)                            (914)
                                      --------                          -------
                                      $49,163                           $2,355

   Subsequent to its original filing, NEEI discovered additional amortization adjustments applicable to the period from 1992 through 1996. These additional adjustments were primarily due to an overstatement of costs included in its cost of fuel reserves accounts partially offset by the transfer of certain balances from Work in Process to Cost of fuel reserves. NEEI also recorded a correction of its revenues recorded in 1996. The following details the adjustments included in this amended filing. (Note: Excludes reclassification adjustment between sales of fuel to an affiliate and purchases of fuel for an affiliate.)

                                               Debit(Credit)
     Income Statement                             (000's)
     ----------------                          -------------
     Sales to Nonaffiliates                               $(   57)
     Amortization of Cost of Fuel Reserves                 (2,902)
     State Income Taxes                                      (102)
     Federal Income Taxes                                     179
                                                                               --------

       Loss Recovery                                      $(2,882)
                                                          -------


   Balance Sheet
   -------------
                         Debit (Credit)                                      Debit(Credit)
       Assets               (000's)     Liabilities                (000's)
   -------------                        -------------- -------------                   -------------
   Accounts Receivable                $(2,882)          Current Liabilities                 ($12,574)
   Properties at Cost:                                 Deferred Income Taxes                     5
    Cost of Fuel Reserve     (5,182)
    Accumulated Amortization  2,902   Deferred Credit                             71
                            --------
    Net Cost of Fuel Reserves         (2,280)
    Work in Process          (7,336)
                            --------
    Total                    (9,616)
                            --------                                    ---------

    Total Assets           $(12,498)  Total Liabilities                      $(12,498)
                           =========                                    =========


     (2) Includes $8,701,242 savings passed on to NEP for sales prior to 1/1/84 pursuant to Commission Order File No. 70-5543.

     (3) Consistent with pricing policy approved in Release No. 23873, current year losses cannot be recovered until the following year.

g.     Investment by NEES compared with Commission Authorization:

                                                  Release No./Date
                                      --------------------------------------
                                      25129        24847         24847
                                      -----        -----         -----
                                      8/8/90        3/29/89     3/29/89
                                      ------        -------     -------
       Maximum NEES Investment authorized:     $45,000,000(1)         $75,000,000        $400,000,000
                                            -----------  ----------- ------------
 1.   Investments by NEES-inception through
    September 30, 1996 (net)
   Subordinated notes                   4,676,080     15,743,491           1          -
     Common stock and premium             250,000           -             -
                                      ----------- -----------  ------------
   Total investment by NEES             4,926,080  15,743,491             -

 Investment by NEES-during the
   quarter (net)
   Subordinated notes                     577,300           -             -

 Total investment by NEES through
   December 31, 1996 (net)
   Subordinated notes                   5,253,380  15,743,491             -
   Common stock and premium               250,000           -             -
                                      ----------- -----------  ------------
                                      $ 5,503,380 $15,743,491   $          -
                                      ----------- -----------  ------------

 2. Increase or Reduction in Investment
  by NEES:

    Date                     Amount    Date     Amount Date  Amount
                              ----     ------   ----   ------     ---- ------

  Issues of subordinated notes
     to NEES during quarter  12/13/96 $  577,300                     $     -             $     -
     ended December 31, 1996


  Payments of
    subordinated notes to NEES
    during quarter ended
    December 31, 1996
                                        ----------          -------       -------
    Net change in investment            $  577,300          $     -       $     -
                                        ----------          -------       -------



  (1) Plus any after-tax net loss attributable to the expensing of interest on up to $37,200,000 of borrowings in connection with the Old Program.


h.                                     Financial Statements:

    Exhibit h-1 Balance Sheet of NEEI at December 31, 1996, (unaudited, subject to adjustment)

    Exhibit h-2 Statement of Income and Retained Deficit of NEEI for the periods ended December 31, 1996 (unaudited, subject to adjustment)

    Exhibit h-3 Statement of Cash Flows of NEEI for the periods ended December 31, 1996 (unaudited, subject to adjustment)

    Exhibit h-4 Computation of Bank Interest for the quarter ended December 31, 1996

i.  Fuel purchased during quarter for NEP:

    (Summary:  See Exhibit i for detail.)

  1.  From proceeds from sale of NEEI Old Program production

    Date purchased (delivered)                 4th Quarter
    Quantity of fuel (equiv. bbl)                  345,603
    Average net price (per equiv. bbl)       $        6.75
                                             -------------
      Cost to NEEI                           $   2,334,007

    Loss from NEEI fuel
      exploration activities                     4,816,772
                                             -------------
      Cost to NEP                                7,150,779

    Adjustments, inspection charges, etc.        423,680*
                                             ------------- -----------
    Total                                                  $ 7,574,459
                                                           ===========

    * Primarily represents a demurrage adjustment relating to 3rd Quarter.


j. Copies of filings on Form 429 related to the above sales are attached. (See Exhibits j-1 through j-6.)

k. Use of Proceeds from Sales of NEEI New Program Production:

   None.

                        Sale of NEEI Wells
                        ------------------
Old Program
-----------

   During the period from October 1, 1996 through December 31, 1996, NEEI disposed of its interest in Existing (Old) Program wells containing proved or probable reserves as follows:

                                                 Est. Net Reserves
                                    Effective      (Eq. Bbls) as
                                     Date of         of Date of
   Prospect        Location         Disposition      Disposition
   --------        --------         -----------  ------------------

Niles Channel     Canadian County, OK
   Powers D Well                              10/01/96*               172
   George Murray Well # 1-3                   12/31/96*               281

Banner            Canadian County, OK
   Alma Well # 1-3                            12/31/96*               566

North Oswalt      Love County, OK

   Cantrell Well # 1-17                       12/31/96*                 0
   Banks Well # 1-9                           12/31/96*               493

SE Crane      Custer County, OK

   4-D Cattle Co.                             12/31/96*             1,483

Greenfield    Blaine County, OK

   Lake Farms # 1-33                          12/31/96*                 0

West Grand    Ellis County, OK

   BMB Well # 6-1                             12/31/96*                74

SW Maysville  Garvin County, OK

   WE Bigbie Well # 1                         12/31/96*                85

Clinton       Custer County, OK

   Oscar Collins Well # 1                     12/31/96*                72
   Curtis Lockhart # 3-9                      12/31/96*             3,336
   Meacham Well # 3-2                         12/31/96*               456
   Varna Well # 1-6                           12/31/96*                 0

Minco                                        Grady County, OK

   Wehling Well # 1-21                        12/31/96*               607
                                                                   ------

                                                                    7,625
                                                                   ======
* Reported by Samedan in the fourth quarter of 1996.


   The order of the Securities and Exchange Commission dated October 22,
1985 (Release No. 23873) requires NEEI to include the reserves associated with the above wells as production upon which royalties would be payable to NEP, but authorizes NEEI to defer such inclusion to coincide with the estimated production cycle for each well. However, in light of the particularly small quantities of reserves represented in the table above, NEEI will include the total 0 barrels of remaining reserves in the calculation of the royalty for 1995. Due to operating losses, no royalty has been paid since 1985.

                       Losses Passed to NEP
                       --------------------

  Through December 31, 1985, NEEI's Old Program generated customer savings. Due to precipitous declines in oil and gas market prices, the Old Program generated operating losses for the first time during 1986. As a result of the losses during 1986, the crossover reserve, which was $24.1 MM at December 31, 1985, was exhausted. NEEI passed its 1986 losses in excess of the reserve, $277,732, on to NEP in 1987. NEEI's Old Program incurred losses in 1987 through 1995 totalling $328,553,783 which were passed on to NEP in 1988 through 1996.

                            SIGNATURES


  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each undersigned company has duly caused this corrected report (Commission's File Nos. 70-5543, 70-6513, 70-6958, and 70-7055) to be signed on its behalf, as indicated, by the undersigned officer thereunto duly authorized by each such company.


                            NEW ENGLAND ELECTRIC SYSTEM


                            s/Michael E. Jesanis

                            Michael E. Jesanis, Treasurer



                            NEW ENGLAND ENERGY INCORPORATED


                            s/John G. Cochrane

                            John G. Cochrane, Treasurer


Date: May 16, 1997



The name "New England Electric System" means the trustee or trustees for the time being (as trustee or trustees but not personally) under an agreement and declaration of trust dated January 2, 1926, as amended, which is hereby referred to, and a copy of which as amended has been filed with the Secretary of the Commonwealth of Massachusetts. Any agreement, obligation or liability made, entered into or incurred by or on behalf of New England Electric System binds only its trust estate, and no shareholder, director, trustee, officer or agent thereof assumes or shall be held to any liability therefor.